IMAGE PROTECT, INC.

May 16, 2017

Via Edgar

Jan Woo

Legal Branch Chief

Offic of Information Technologies and Services

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Image Protect, Inc.

Offering Statement on Form 1-A

Post-qualification Amendment No. 2

Filed April 26, 2017

File No. 024-10553

After Careful Consideration and to Whom It May Concern:

This letter shall serve as a reply to your letter correspondence, dated May 16, 2017 concerning Image Protect, Inc. (the “Company”) and the offering statement on Form 1-A referenced above.

Cover Page

1.	Please revise to comply with Rule 253(b)(2) of Regulation A and confirm that you will file an offering circular after qualification that includes the offering price in accordance with Rule 253(g).

We have stated the price to be fixed at $0.015 per share for a total offering of $1,000,000.00

Summary

The Offering, page 4

2.	We acknowledge your response to prior comment 1 and reissue the comment. We note that you disclose that you are offering 66,666,666 shares. On the cover page, however, you indicate the maximum offering amount is 60,000,000 shares. Further, Item 4 in Part I states that you are offering 66,000,000 shares. Please reconcile.

We have reconciled throughout.

Dilution, page 14

3.	We note that your dilution table does not appear to accurately reflect the total number of shares that will be outstanding after the offering at various levels of subscription. The total number of shares presented in the table appears to be based on an offering of 40,000,000 shares. Please reconcile or advise.

IMAGE PROTECT, INC.

We have adjusted the dilution table based on 66,666,666 shares being offered.

Please note that we have additionally updated the offering to properly disclosure subsequent events and a clarification on the debts owed to related parties. We have also made a few typographical corrections.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lawrence Adams

Lawrence Adams

Chief Executive Officer, Director

cc:	William Eilers, Eilers Law Group, P.A.